UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-36797

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

99.1	StealthGas Inc. February 21, 2020 earnings release for the three and twelve months ended December 31, 2019

RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common shares. For risk factors that may cause actual results to differ materially from those anticipated, please refer to “Item 3. Key Information D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 24, 2019 and the following update thereto.

The recent outbreak of the COVID-19 virus and the resulting disruptions to the international shipping industry and energy demand, including the recent dramatic decline in the price of oil, could negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.

        The outbreak of the COVID-19 virus in early 2020 has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a significant amount of our operations, and have gradually expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

The recent COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, demand for energy including LPG, and funds flows and sentiment in the global financial markets. The global response to the outbreak, particularly if it persists, and the economic impact thereof, could also have a material adverse effect on our ability to secure charters at profitable rates, or at all, particularly for our vessels in the spot market or with charters expiring in 2020, as demand for additional charters could be severely affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters.  COVID-19 is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our business and the LPG shipping industry as a whole is likely to be impacted not only from a reduced demand for LPG shipping services, but also from a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports and delays of vessels as a result of port checks due to cases, or suspected cases, of the COVID-2019 amongst crew, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades, including the installation of ballast water treatment equipment.  In addition, the impact of COVID-19 on credit markets and financial institutions could result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including to refinance balloon payments due upon maturity of existing credit facilities and to finance the purchase price of additional vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

The recent dramatic decline in the price of oil, in part due to the COVID-19 outbreak and production increases by Saudi Arabia and other oil producing countries, could make LPG a less attractive alternative for some uses and generally leads to reduced production of oil and gas, of which LPG is a byproduct. Reduced demand for LPG products and LPG shipping would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

Failure of the continued spread of the virus to be controlled could significantly impact economic activity, and demand for LPG and LPG shipping, which could further negatively affect our business, financial condition, results of operations and cashflows.

FORWARD-LOOKING STATEMENTS

This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;
•	global and regional economic and political conditions;
•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;
•	competition in the marine transportation industry;
•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;
•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	ability to employ our vessels profitably;
•	performance by the counterparties to our charter agreements;
•	future liquefied petroleum gas (“LPG”), refined petroleum product and oil prices and production;
•	future supply and demand for oil and refined petroleum products and natural gas of which LPG is a byproduct;
•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements;

•	performance by the shipyards constructing our newbuilding vessels; and
•	expectations regarding vessel acquisitions and dispositions.

When used in this document, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in our Annual Report on Form 20-F filed on April 24, 2019 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name: Harry Vafias
Title: Chief Executive Officer